For Immediate Release: Financial and Business Editor . . . August 4, 2005

The Bank Holdings Reports 55% Increase in Quarterly Earnings

(Reno, NV) . . . The Bank Holdings (NASDAQ: TBHS), parent holding company of Nevada Security Bank, today announced its results of operations and continued growth for the quarter ended June 30, 2005. Net income of $275 thousand was reported for the second quarter as compared to $86 thousand for the same period of 2004. Net income amounted to $452 thousand for the year-to-date period ending June 30, 2005 as compared to $91 thousand for the same period in 2004. The company experienced continued growth during the first half of 2005, as compared to the reported results for both June 30, and December 31, 2004. Since December 31, 2004, deposits have risen 21% to $228 million, gross loans have increased about 26% to approximately $202 million, and total assets increased by 15% to $285 million.

Hal Giomi, Chief Executive Officer stated, “We are very pleased with our continued growth and especially the growth of our Silverado Bank division in Roseville, California. At the end of June after only three full months of operation, this division had about $5 million in deposits and over $20 million in loans. Our acceptance in the northern California market has been phenomenal, and the current customer base is only the beginning. We have great people working for us, and the results of their efforts are exceeding our expectations.”

David Funk, President of Nevada Security Bank stated “Echoing what Hal said, the northern Nevada market has been, and continues to be very supportive of our responsive, customer friendly deposit staff. Couple this with our lending capabilities, the numbers speak for themselves. We’re very proud of our accomplishments in our local markets, and we are excited about the rest of 2005.”

CURRENT ACTIVITIES
During the second quarter, the Company initiated entity level and IT analyses required under the Sarbanes-Oxley Act Section 404 and to date has documented a number of processes within these areas. The implementation of the BancWare system for Asset/Liability Management has been accomplished, which facilitates the monitoring and management of the Company’s interest rate risk.

On March 18, 2005, the Bank opened its fourth branch office in Roseville, California which is separately branded as Silverado Bank. This office was merged with the Bank’s loan production office which was formerly located in Rancho Cordova, California.

FINANCIAL PERFORMANCE
Quarterly Analysis
On a quarterly basis, the unaudited consolidated earnings for the three months ended June 30, 2005 were $275 thousand, as compared to the unaudited earnings for the quarter ended June 30, 2004 of $86 thousand. Each of these periods included losses on sales of investments, with $2 thousand of such losses for the quarter ended June 30, 2005 and $24 thousand of such losses for the same period of the prior year. In the second quarter of 2005, net interest income before the provision for loan losses was $2.3 million, which represents an approximate 43% increase from the $1.6 million reported for the same period in 2004.

This is further reflected in the substantial 72 basis point or a 25% increase in net interest margin to 3.64% as of June 30, 2005 from 2.92% as of June 30, 2004. This demonstrates the continued expansion of the loan portfolio in the year over year period. The ratio of average gross loans to average total assets was 68.5%, 52.5% and 48.5% at June 30, 2005, December 31, 2004 and June 30, 2004, respectively.

Non-interest income was $97 thousand at June 30, 2005, as compared to $122 thousand for the same period in 2004. At June 30, 2005, non-interest expense was about $2.0 million with a net interest margin of 3.64%, as compared to nearly $1.5 million and 2.92% for the same period in 2004. At June 30, 2005 the Bank had four branches with full time equivalent employees (FTE) of 53, while on the same date in 2004, the Bank had two branches and 39 FTE’s.

The provision for probable loan losses was $186 thousand for the three months ended June 30, 2005 as compared to $170 thousand for the same period of 2004.

Year over year deposit growth was about $32 million or about 16%, gross loan growth was approximately $82 million or about 69%, and total assets grew nearly $45 million or approximately 19%. The Allowance for Loan Losses was $1.986 million at June 30, 2005 and represented 0.98% of outstanding gross loans at that date, as compared to $1.212 million and 1.01% of outstanding gross loans at June 30, 2004.

Basic earnings per share for the quarter ended June 30, 2005 were $0.09, as compared to the basic earnings per share of $0.03 for the same period of the prior year and as compared to the basic earnings per share of $0.11 for the year ended December 31, 2004.

Year-To-Date Analysis
The unaudited consolidated earnings reported for the six months ended June 30, 2005 was $452 thousand, as compared to the unaudited earnings of $91 thousand for the same period in 2004. Each of these periods included gains on sales of investments with $36 thousand of such gains for the six months ended June 30, 2005 and $9 thousand of such gains for the same period of the prior year. In the first half of 2005, net interest income before the provision for loan losses was approximately $4.5 million, which represents an increase of about 52% from the nearly $3.0 million reported for the same period in 2004. This is further reflected in the substantial 74 basis point or nearly 26% increase in net interest margin to 3.60% as of June 30, 2005 from 2.86% as of June 30, 2004.

Non-interest income was $243 thousand for the six months ended June 30, 2005, as compared to $277 thousand for the same period in 2004. At June 30, 2005 non-interest expense was nearly $3.9 million with a net interest margin of 3.60%, as compared to approximately $2.8 million and 2.86% for the same period in 2004.

The provision for probable loan losses was $400 thousand for the six months ended June 30, 2005, as compared to $390 thousand for the same period of 2004.

Basic earnings per share for the year to date period ended June 30, 2005, were $0.15, as compared to the basic earnings per share of $0.04 for the same period of the prior year and as compared to the basic earnings per share of $0.11 for the year ended December 31, 2004. Return on average equity was 3.32% and return on average assets was 0.35% for the first half of 2005, as compared to 0.96% and 0.08%, respectively, for the same period of 2004, and 1.22% and 0.12% for the full year ended December 31, 2004.

LOAN GROWTH & CREDIT QUALITY
Gross loans increased approximately $82 million or nearly 69% when comparing June 30, 2005 to June 30, 2004. During the second quarter of 2005 gross loans grew approximately 16% or $28 million when compared to March 31, 2005 and approximately $41 million or 26% for the first six months when compared to December 31, 2004.

The Bank had two 30 days past due loans as of June 30, 2005 and none during any of its previously reported periods. Neither are there any non-performing assets for the periods being reported or compared. Further, about 11% of the Bank’s loan portfolio is government guaranteed, which has a very low incidence of a required allowance.

EARNINGS GUIDANCE
Jack Buchold, Chief Financial Officer stated, “Our focus on recruiting an experienced and capable staff has allowed us to manage quality deposit and loan growth and should position us for solid earnings growth in the million dollar range when comparing 2005 to 2004.”

About The Bank Holdings

The Bank Holdings is the holding company for Nevada Security Bank. The Bank was incorporated in February 2001 and opened for business on December 27, 2001 with initial capitalization of over $14 million. The Bank currently has contributed capital of approximately $28 million and operates four branches, two in Reno, one in Incline Village, and one in Roseville, California, which is separately branded as Silverado Bank. An approved branch office in the vicinity of Spanish Springs is scheduled to open during the second quarter of 2006. The President of the Bank, David A. Funk, is a long-time banker and resident of the Reno area. For additional information, please visit www.nevadasecuritybank.com. The President of The Bank Holdings is Joseph Bourdeau, and Hal Giomi is the Chairman and Chief Executive Officer.

The statements contained in this release that are not historical facts are forward-looking statements based on management’s current expectations and beliefs concerning future developments and their potential effects on the Company. Readers are cautioned not to unduly rely on forward-looking statements. Actual results may differ from those projected. These forward looking statements involve risks and uncertainties concerning the health of the national, Nevada and California economies, the Company’s abilities to attract and retain skilled employees, customers’ service expectations, the Company’s ability to successfully deploy new technology and gain efficiencies therefrom, success of branch expansion, changes in interest rates, loan portfolio performance, and other factors detailed in the Company’s Securities and Exchange Commission filings. The Company undertakes no obligation to publicly revise these forward looking statements to reflect subsequent events or circumstances.

FOR ADDITIONAL INFORMATION,
Please review the Company’s Form 10-KSB as filed with the SEC and/or CONTACT:

Hal Giomi, Chairman and Chief Executive Officer, or
Jack Buchold, Chief Financial Officer
The Bank Holdings, or www.thebankholdings.com

Nevada Security Bank or www.nevadasecuritybank.com

Mailing Address: P. O. Box 19579 (89511)
Physical Address: 9990 Double R. Blvd. (89521)
Reno, Nevada	Phone: 775-853-8600

FAX: 775-853-2068

Summary Selected Consolidated Financial Data
	Quarter Ended June	Quarter Ended June 30,
	30, 2005	2004	Year Ended December 31, 2004
		(Dollars in thousands, except per share data)
Condensed Income Statement
Interest income	$3,864	$2,458	$10,536
Interest expense	1,533	825	3,669
Net interest income	2,331	1,633	6,867
Provision for loan losses	186	170	764
Non — interest income	97	122	420
Non — interest expenses	1,967	1,499	6,242
Provision for income taxes (1)	—	—	—

Net income	$275	$86	$281

Period End Data
Assets	284,544	239,742	246,842
Loans, gross	201,850	119,656	160,708
Securities	62,623	104,857	69,128
Deposits	227,767	196,165	188,341
Other borrowed funds	28,000	17,000	30,500
Shareholders’ equity	27,907	26,096	27,376
Non-performing assets (3)	—	—	—
Average Balance Sheet
Assets	273,991	235,941	233,439
Loans, gross	187,683	114,526	122,454
Deposits	224,987	197,874	199,305
Shareholders’ equity	27,564	26,658	23,090
Asset Quality
Non-performing assets (3)	—	—	—
Allowance for loan losses	1,986	1,212	1,586
Net Charge-offs	—	—	—
Non-performing assets to total assets	—	—	—
Allowance for loan losses to loans	0.98%	1.01%	0.99%
Net Charge-offs to average loans	—	—	—
Per Common Share
Basic income per share	0.09	0.03	0.11
Diluted income per share	0.09	0.03	0.10
Book value per share	9.39	8.81	9.21
Period end common shares outstanding	2,973,330	2,960,430	2,972,330
Weighted average shares outstanding -basic	2,972,484	2,959,815	2,615,991
Weighted average shares outstanding -diluted	3,208,744	3,037,352	2,703,798
Financial Ratios
Return on average assets	0.10%	0.15%	0.12%
Return on average equity	1.00%	1.29%	1.22%
Net interest margin (2)	3.64%	2.86%	3.12%
Tier 1 leverage capital ratio	10.14%	11.38%	11.01%
(1) The Company does not record a provision for income taxes as a result of net operating losses.
(2) Net interest income calculated on a fully-taxable equivalent basis divided by average interest-earning assets.
(3) Non-performing assets consists of loans 90 days or more delinquent and still accruing interest, investments or loans placed on non-accrual status, and other real estate owned . For all periods presented, there are none.

Summary Selected Consolidated Financial Data
	Quarter Ended March 31,
	2005	Quarter Ended March 31, 2004	Year Ended December 31, 2004
	(Dollars in thousands, except per share data)
Condensed Income Statement
Interest income	$3,366	$2,139	$10,536
Interest expense	$1,216	$817	$3,669

Net interest income	$2,150	$1,322	$6,867
Provision for loan losses	$214	$220	$764
Non — interest income	$146	$155	$420
Non — interest expenses	$1,905	$1,252	$6,242
Provision for income taxes (1)	$—	$—	$—

Net income	$177	$5	$281

Period End Data
Assets	$256,115	$236,058	$246,842
Loans, gross	$173,590	$108,719	$160,708
Securities	$65,404	$112,192	$69,128
Deposits	$220,001	$207,017	$188,341
Other borrowed funds	$8,000	$1,000	$30,500
Shareholders’ equity	$27,342	$27,415	$27,376
Non-performing assets (3)	$—	$—	$—
Average Balance Sheet
Assets	$252,283	$200,171	$233,439
Loans, gross	$165,040	$94,602	$122,454
Deposits	$207,301	$155,826	$199,305
Shareholders’ equity	$27,426	$15,009	$23,090
Asset Quality
Non-performing assets (3)	$—	$—	$—
Allowance for loan losses	$1,800	$1,042	$1,586
Net Charge-offs	$—	$—	$—
Non-performing assets to total assets	$—	$—	$—
Allowance for loan losses to loans	1.04%	0.96%	0.99%
Net Charge-offs to average loans	$—	$—	$—
Per Common Share
Basic income (loss) per share	$0.06	$0.00	$0.11
Diluted income (loss) per share	$0.05	$0.00	$0.10
Book value per share	$9.20	$9.27	$9.21
Period end common shares outstanding	2,972,330	2,958,430	2,972,330
Weighted average shares outstanding -basic	2,972,330	1,698,522	2,615,991
Weighted average shares outstanding-diluted	3,254,598	1,721,814	2,703,798
Financial Ratios
Return on average assets	0.28%	0.01%	0.12%
Return on average equity	2.62%	0.13%	1.22%
Net interest margin (2)	3.61%	2.79%	3.12%
Tier 1 leverage capital ratio	9.93%	11.16%	11.01%
(1) The Company does not record a provision for income taxes as a result of net operating losses.
(2) Net interest income calculated on a fully-taxable equivalent basis divided by average interest-earning assets.
(3) Non-performing assets consists of loans 90 days or more delinquent and still accruing interest, investments or loans placed on non-accrual status, and other real estate owned . For all periods presented, there are none.